FEMASYS INC.
December 5, 2025
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-601
Attention:
Re:	Femasys Inc. Acceleration Request for Registration Statement on Form S-3 (333-288527)

Dear Mr. O’Leary:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Femasys Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 9, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626.
If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.
Sincerely,

/s/ Kathy Lee-Sepsick

Femasys Inc.